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Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: ISE Gemini, LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box): 60 Broad Street, 26th Floor New York, NY 10004
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   212 943-2400 (Telephone) 212-509-3955 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Ronan Cahill (Name) Senior Legal and Regulatory Associate (Title) 212-897-8152 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Michael Simon
   60 Broad Street
   New York, NY 10004
7. Provide the date applicant's fiscal year ends: December 31, 2014
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 05/30/2012 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware LLC Act 6 Del C section 18-101

2014 AUG 26 PM 2:02

RECEIVED

SEC / TM



14035079

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 8/14/14 (MM/DD/YY) ISE Gemini, LLC (Name of applicant)

By: [signature] (Signature) Ronan Cahill Legal Associate (Printed Name and Title)

Subscribed and sworn before me this 22nd day of August (Month), 2014 (Year) by Samir Patel (Notary Public)

My Commission expires 7/10/18 County of Nassau State of New York

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

SAMIR PATEL
Notary Public - State of New York
NO. 02PA6149278
Qualified in Nassau County
My Commission Expires 7/10/18



August 22, 2014

VIA FEDERAL EXPRESS

Chris Grobbel
U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street NE
Mail Stop 6628
Washington, DC 20549

Re: ISE Gemini, LLC
SEC Rule 6a-2 and 6a-3 Materials

Dear Mr. Grobbel:

Pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934, this is an update of the ISE Gemini, LLC's ("ISE Gemini") Form 1.

In addition, pursuant to Rule 6a-3(a), within the last 10 days, ISE Gemini issued or has made available certain material to its members, participants or subscribers. The material can be found at the following locations on ISE Gemini's website:

Options

New Listings:
http://ise.com/newlistings
Delistings:
http://ise.com/delistings
Expiration Notices:
http://ise.com/expirationnotices
Series Additions/Deletions:
http://ise.com/serieslist
Market Information Circulars:
http://ise.com/mics

Index Options

Recent Index Changes:
http://ise.com/newlistings

Index Settlement Values:
http://www.ise.com/options/products-traded/index-settlement-values

Legal & Regulatory

Regulatory Information Circulars:
http://www.ise.com/rics
Rules:
http://www.ise.com/rules

Marketing Material

Press Releases:

http://www.ise.com/press-room/press-releases/
Publications:
http://www.ise.com/publications

If you have any questions on these materials, please do not hesitate to contact me at (212) 897-8152.

Sincerely,



Ronan Cahill
Senior Legal & Regulatory Associate

FedEx Express®

152


To: Grobbel, Christoph
Department: HQ/TM
Phone: 202.551.5491
Route: HQ-7a
Mail Stop: 7010
Building: SP1
Package Type:
Sender Name:
1001899933760002054900770930228972
8/26/2014 10:04:45 AM

8/25/2014

From: (212) 897-8152
Ronan Cahill

60 Broad Street

New York, NY 10004

Origin ID: SXYA

FedEx Express



J142014061903uv

SHIP TO: (202) 551-5658 BILL SENDER

Chris Grobbel
US Securities & Exchange Commision
Office of Market Supervision
100 F Street NE, Mail Stop 6628
Washington, DC 20549

Delivery Address Ba...

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TRK# 0201 7709 3022 8972

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20549
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8972
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FID 315209 25AUG14 WTCA 522C1/ECF2/65DD

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